Exhibit 12.1

QUEST DIAGNOSTICS INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS, EXCEPT RATIOS)

	FOR THE NINE MONTHS ENDED	YEAR ENDED DECEMBER 31,
	SEPTEMBER 30, 2005	2004	2003	2002	2001	2000
Income before taxes, equity earnings and minority share of income	$689,838	$833,120	$737,555	$539,177	$330,720	$204,002
Adjustments:
Distributed income from less than 50% owned companies	18,263	21,973	13,881	17,034	3,620	2,952
Fixed charges	74,522	104,316	100,911	89,567	105,154	145,721
Earnings before taxes and fixed charges, as adjusted	$782,623	$959,409	$852,347	$645,778	$439,494	$352,675

Fixed charges:
Interest expense	$40,644	$60,464	$61,064	$57,707	$77,840	$120,471
Portion of rent expense which represents interest factor	33,878	43,852	39,847	31,860	27,314	25,250
Total fixed charges	$74,522	$104,316	$100,911	$89,567	$105,154	$145,721

Ratio of earnings to fixed charges	10.5x	9.2x	8.4x	7.2x	4.2x	2.4x